Exhibit 17.3

October 28, 2008

Board of Directors
C/O Greg Burns
Clark Holdings Inc.

Dear Members of the Board:

I am writing in response to your most recent letter regarding my resignation from the company. I am troubled and disappointed that you would continue to mischaracterize the events and circumstances leading to my resignation, and by your efforts to continue to disparage me rather than focus on the important issues facing this struggling public company, although I must state that I am not surprised by your response given the recent decisions and conduct by the leadership of the company.

I wish you well and look forward to monitoring your efforts in my capacity as a shareholder of the company.

Regards,

Jim Martell